TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN AND JINCHUAN SIGN AGREEMENT TO DEVELOP THE KWALE TITANIUM PROJECT

TORONTO - July 29, 2008 Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) is pleased to announce that it has signed a Memorandum of Understanding ('MOU') with Jinchuan Group Limited ('Jinchuan') of the People's Republic of China for Jinchuan to invest US$25 million directly into Tiomin Kenya Limited ('TKL'), a wholly owned subsidiary of Tiomin that owns 100% of the Kwale Mineral Sands Project ("Kwale" or "the project"). Jinchuan's investment will entitle it to a 70% interest in TKL and, through its shareholding, the project. Under the terms of the MOU, Jinchuan will procure all financing, on normal commercial terms, to develop Kwale. The transaction (which is subject to certain conditions, including definitive documentation) is expected to close by no later than November 1, 2008.

Rationale for the Transaction

Since declaring *Force Majeure* to the Government of Kenya ('GoK') on December 19, 2006, Tiomin considered various alternatives to finance and develop Kwale. The proposed transaction optimizes the rate of return to Tiomin's shareholders and restores significant value to an asset that investors have assumed has zero value. Mr. Robert Jackson, President and CEO of Tiomin, commented "This transaction is extremely important for Tiomin and removes the cloud of uncertainty that has driven the shares to cash value. Jinchuan is a very strong partner and we are confident that the project will be underway as soon as possible provided that we close satisfactorily".

Highlights of the Transaction

Under the terms of the MOU, Jinchuan shall provide or arrange on commercially acceptable terms the balance of the financing required by TKL for the construction, development and daily operation of Kwale. On commencement of commercial production all net cash flow generated by Kwale will be used to repay the outstanding loans provided by Jinchuan. Thereafter net free cash flow will be distributed pro-rata to the shareholders of TKL. Jinchuan will be responsible for the construction, development and management of Kwale and the management of TKL.

In order for Closing to take place on November 1, 2008, certain conditions must be met, including board approval for both companies, a formal valuation of Tiomin's interest in TKL, regulatory approval, Barrick's consent through its subsidiary, Pangea Goldfields, on its 'right of first refusal' on any sale of interest in the four properties held in TKL, the completion of outstanding items by the GoK, definitive agreements between Tiomin, TKL and Jinchuan and Tiomin shareholders' approval.

About Jinchuan Group Limited

Jinchuan is a major integrated non-ferrous metallurgical company engaged in mining, concentrating, smelting and chemical engineering that produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. Jinchuan's output of nickel and platinum group metals respectively accounts for more than 90% of China's total production.